100 King Street West, 18th Floor, Toronto, ON M5X 1A1

October 28, 2013

Via EDGAR

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Security and Exchange Commission

Washington, D. C. 20549

Re:	Bank of Montreal

Form 40-F for the Fiscal Year Ended October 31, 2012

Filed December 4, 2012

Response dated June 21, 2013

File No. 001-13354

Dear Ms. Ciboroski:

I am writing to supplement the Bank of Montreal’s response dated September 13, 2013 specifically to expand our response to your question 3 regarding revolving credit facilities.

In determining the accounting for purchased revolving credit facilities we applied the guidance in IAS 39.47(d) and IAS 18.IE14 (b) as noted in more detail in that response letter. We believe that this is the appropriate accounting literature to apply to the purchased revolving credit facilities. This results in the application of straight line amortization of the credit mark. Given the lack of specific guidance under IFRS, we also reviewed U.S. GAAP for guidance and noted that ASC 310-20-35-23 concludes that straight line amortization is appropriate for revolving lines of credit.

We note that we have done additional analysis to estimate the magnitude of the difference between straight line amortization and effective interest method. Based on that analysis and given the amount of credit mark involved, we have concluded that there would not have been a material impact on our net income had the effective interest method been applied.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas Flynn

Thomas Flynn

Executive Vice President and Chief Financial Officer

cc:	Bank of Montreal, Audit and Conduct Review Committee

KPMG, LLP